Filed by Coca-Cola Hellenic Bottling Company S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

[TO BE TYPED ON LETTERHEAD OF COCA-COLA HBC NORTHERN IRELAND LIMITED]

THIS LETTER IS IMPORTANT AND REQUIRES YOUR ATTENTION. If you are in any doubt as to the consequences of the Share Exchange for you, you should seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised pursuant to the Financial Services and Markets Act 2000.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus published in connection with the admission of the ordinary shares of Coca Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria. The Share Exchange Offer submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. will be made solely by the Information Memorandum to be published in connection therewith and which will contain the full terms and conditions of such offer, including details of how it may be accepted.  A copy of the Prospectus and an English translation of the Information Circular are available from Coca Cola HBC AG’s website at http://www.coca-colahbcag.com.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

All words and expressions defined in the Prospectus have the same respective meanings in this letter. Please read the terms and conditions of the Share Exchange, as set out in the Prospectus, the terms of which are incorporated into and form part of this letter.

In the event of a conflict between this letter and the rules of any relevant plan or any relevant legislation, the rules or the legislation will prevail.

References to taxation are for guidance only and assume that you are and were domiciled, resident and ordinarily resident for tax purposes in the UK at all relevant times.

25 March 2013

To Participants of the Coca-Cola HBC Northern Ireland Limited Share Incentive Plan (the “Plan”)

NOTE — THERE IS ACTION FOR YOU TO TAKE. PLEASE SEE SECTION 3 BELOW AND THE ENCLOSED FORM OF ELECTION

Dear Participant

SHARE EXCHANGE OFFER BY COCA-COLA HBC AG FOR SHARES IN COCA-COLA HELLENIC BOTTLING COMPANY SA

As you will be aware, Coca-Cola HBC AG (“CCHBC”) has made an offer (the “Share Exchange Offer”) to exchange all the shares in Coca-Cola Hellenic Bottling Company SA (“Hellenic”) for shares in CCHBC (the “Share Exchange”). As previously communicated to you, the Plan is currently suspended. I am writing to give you some information on the effect the Share Exchange will have on your rights under the Plan and what will happen to the Plan going forwards.

1.                                          BACKGROUND TO THE SHARE EXCHANGE

The Share Exchange Offer is being made to all existing shareholders and holders of other securities in Hellenic (“Hellenic Shares”). Broadly, for each Hellenic Share, shareholders will receive one ordinary share in CCHBC (“CCHBC Shares”). The Share Exchange will result in CCHBC becoming the ultimate holding company of the CCH Group.

CCHBC is incorporated in Switzerland. CCHBC Shares will be listed on the premium segment of the London Stock Exchange and application will be made for a secondary listing on the Athens Exchange.

Details of how the Share Exchange will work are set out in the Prospectus and the English version of the Information Circular which are available at www.coca-colahbcag.com.  Hard copies of the Prospectus are available from your local HR department.

2.                                          WHAT WILL HAPPEN TO MY PLAN SHARES?

The Hellenic Shares held for you under the Plan (your “Plan Shares”), will be treated in the same way as all other Hellenic Shares. Your Plan Shares can therefore participate in the Share Exchange.

In this respect, for every one of your Plan Shares, you will receive one CCHBC Share. As set out in more detail in section 4 below, the CCHBC Shares you receive will then continue to be held in the Plan.

Please note that if the Share Exchange does not complete at the end of the Acceptance Period, your Plan Shares will not be exchanged, suspension of the Plan will be lifted and the Plan will continue to be operated over Hellenic Shares. If this happens, we will write to you again.

3.                                          DO I NEED TO DO ANYTHING TO ACCEPT THE SHARE EXCHANGE OFFER?

Yes. In accordance with the rules of the Plan, you must tell the trustee of the Plan whether you want to accept the Share Exchange Offer in respect of your Plan Shares. The trustee will then process your acceptance on your behalf.

Either a Form of Election is enclosed with this letter, or if you received this letter by email, there is a voting button on the email. In order for your acceptance of the Share Exchange Offer to be effective:

(a)                           if you have a Form of Election, you must complete the Form of Election and return it to Denise Collins at Coca-Cola HBC Northern Ireland Limited, Knockmore Hill, 12 Lissue Road, Lisburn BT28 2SZ so that it is received by no later than 5.00 p.m. on 10 April 2013; or

(b)                           if applicable, you must click the voting button “Accept the Offer” on your email. You must do this by no later than 5.00 p.m. on 10 April 2013.

WARNING:

Please note that if you do not either complete and return the Form of Election in accordance with its instructions or click the voting button “Accept the Offer” the trustee of the Plan cannot accept the Share Exchange Offer on your behalf. If you do not accept the Share Exchange Offer, within three months of the expiration of the Acceptance Period of the Share Exchange Offer, CCHBC intends to initiate a squeeze-out procedure in accordance with Greek law in order to compulsorily acquire all Hellenic Shares. You will then have further choices to make, which will be communicated by CCHBC by way of a regulatory announcement. Your participation in the Plan could be affected.

4.                                          ONCE THE SHARE EXCHANGE HAS COMPLETED WHAT WILL HAPPEN TO THE PLAN?

Following the Share Exchange, suspension of the Plan will be lifted and it will continue to operate.

However, Hellenic Shares will be delisted from the Athens Exchange. It will therefore no longer be possible to operate the Plan over Hellenic Shares. The Plan will therefore continue to be operated over CCHBC Shares instead. CCHBC Shares will be listed on the London Stock Exchange and application will be made for a secondary listing on the Athens Exchange.

In all other respects the terms of the Plan will be the same and your participation in the Plan will automatically continue following completion of the Share Exchange.  In particular, your contributions under the Plan will recommence at the same rate as the contributions you were making prior to the suspension of the Plan.

Please note that it is intended that, with effect from the completion of the Share Exchange UBS will act as administrator.

5.                                          WILL ANY TAX ADVANTAGES OF THE PLAN BE LOST AS A RESULT OF THE SHARE EXCHANGE?

No. Under the legislation which governs the Plan, the CCHBC Shares that will be exchanged for your Hellenic Shares will be treated as having been acquired at the same time as the Hellenic Shares. The relevant holding periods which apply to your matching Plan Shares will therefore remain unaffected.

6.                                          WHEN WILL SALARY DEDUCTIONS UNDER THE PLAN RE-START?

It is intended to lift suspension of the Plan following completion of the Share Exchange. Salary deductions will therefore re-start from your May pay with Plan Shares then being acquired within 30 days thereafter.

Please note that if completion of the Share Exchange is delayed, it may be necessary to postpone salary deductions. We will notify you if this happens.

7.                                          WHAT WILL HAPPEN TO THE UNUSED MONEY THAT HAS ALREADY BEEN DEDUCTED FROM MY SALARY?

All unused money has already been returned to you through payroll (subject to income tax and national insurance contribution deductions). As explained in our letter of 17 October 2012, because of the legislation which governs the Plan, it was not possible to carry these forward.

8.                                          WHAT WILL HAPPEN TO THE MATCHING SHARES I WOULD HAVE RECEIVED WHILST THE PLAN WAS SUSPENDED

As also explained in our letter of 17 October 2012, during the period in which the Plan has been suspended, it has not been possible for you to make contributions and therefore for any matching shares to be awarded to you.

You may recall that in our letter of 17 October we suggested that you might be given the opportunity to “top-up” your contributions in line with the Plan rule limits, which are £1,500 per tax year or 10% of salary (whichever is the lower) in the tax year 2012/13.  The company envisaged that it would then match this additional contribution.  The timetable for completion of the Share Exchange has been delayed and, as such, unfortunately the company is unable to “top-up” your contributions in the manner originally envisaged and as set out in our letter of 17 October.  This is because, as a result of the Share Exchange, it is no longer possible to purchase Hellenic shares.

However, the company remains committed to providing you with the opportunity to receive the matching contribution from the company which would have been available to you had the Plan not been suspended.  Accordingly the company will change the ratio pursuant to which matching shares are awarded under the Plan to a more generous two for one basis for a limited period of time, subject to the rules of the Plan.  The current intention is to change the ratio for a period of six months.

9.                                          WHAT HAPPENS IF I LEAVE COCA-COLA HBC NORTHERN IRELAND LIMITED BEFORE COMPLETION OF THE SHARE EXCHANGE?

All of your Plan Shares will be withdrawn from the Plan and either transferred to you or sold, at your direction. However any matching shares which are still subject to a holding period will be forfeit unless you leave for a good leaver reason (broadly, retirement, injury, disability, redundancy or death). You may also have income tax and national insurance contributions to pay. Further guidance will be given to you at the time if this becomes relevant.

10.                                   WHAT DO I DO NOW?

In order to accept the Share Exchange Offer you must either

•                                   complete the enclosed Form of Election and return it to Denise Collins at the address set out in section 3 above so that it is received by no later than 5.00 p.m. on 10 April 2013; or

•                                   click the voting button “Accept the Offer” on the email you received with this letter by no later than 5.00 p.m. on 10 April 2013.

The following things will then happen:

(a)                           the trustee of the Plan will process your acceptance;

(b)                           your Plan Shares in respect of Hellenic Shares will be exchanged for CCHBC Shares in accordance with the terms of the Share Exchange Offer; and

(c)                            your participation in the Plan will continue over CCHBC Shares.

If you have any questions, you should contact Fiona McKee by telephone on 028 92642023 or by email at fiona.mckee@cchellenic.com.

Yours sincerely

On behalf of Coca-Cola HBC Northern Ireland Limited

Important Notices

The exchange offer described in this letter is addressed to Hellenic’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria.  A separate U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.  It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Greek information memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this letter is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this letter is subject to change. The dates of the exchange offer and admission to trading on the London Stock Exchange may change. There is no guarantee that the exchange offer and admission to trading on the London Stock Exchange will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and admission to trading on the London Stock Exchange.

This letter contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including statements regarding the creation of the Replacement Plan, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC Northern Ireland Limited, CCHBC and Hellenic believe that, as of the date of this letter, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC Northern Ireland Limited, CCHBC and Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC Northern Ireland Limited, CCHBC nor Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless either CCHBC or Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, neither CCHBC nor Hellenic will necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.